UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **October 24, 2005**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

88-11th Avenue Northeast	
Minneapolis, Minnesota	**55413**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   **Results of Operations and Financial Condition**

On October 24, 2005, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended September 30, 2005. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   **Financial Statements and Exhibits**

    (c)   Exhibits

        99.1 Press Release dated October 24, 2005.

<u>**Signature**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: October 24, 2005   By: _____

                                   Karen Park Gallivan
                Its: Vice President, General Counsel and Secretary



News Release

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

GRACO

FOR IMMEDIATE RELEASE:
Monday, October 24, 2005

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD THIRD QUARTER RESULTS
NET SALES INCREASE 19 PERCENT
NET EARNINGS INCREASE 7 PERCENT

MINNEAPOLIS, MN (October 24, 2005) - Graco Inc. **(NYSE: GGG)** today announced third quarter net earnings of $30.9 million on net sales of $176.9 million - increases over the prior year of 7 percent and 19 percent, respectively. Diluted net earnings per share were $0.44 versus $0.41 last year, a 7 percent increase. For the first nine months, Graco reported net earnings of $93.6 million on net sales of $546.1 million – increases over the prior year of 15 percent and 23 percent, respectively.

For both the third quarter and on a year-to-date basis, the sales growth rate exceeded the net earnings growth rate as a result of acquisitions. Acquired operations contributed 11 percentage points of sales growth for the quarter and attained breakeven operating results. Year-to-date sales include 11 percentage points of revenue growth from acquired operations.

When compared to the third quarter of 2004, worldwide Contractor Equipment Division sales of $75.3 million increased 10 percent. In the Americas, growth came from sales to professional paint stores. In the professional paint channel new product sales and overall business tempo remained robust in the third quarter. In the home center channel, sales were slightly lower than last year's third quarter as a result of changes in inventory stocking practices at Home Depot. Out-the-door sales remain strong at Home Depot and year-to-date sales in both channels are still up double-digits from last year. In addition to the growth in the Americas, Europe continued to impress with another double-digit increase in sales, a continuation of what was experienced in the first half of this year.

Third quarter Industrial/Automotive Equipment Division sales of $88.1 million increased 31 percent versus the same period last year. Acquired businesses contributed 24 percentage points of the increase. The remaining 7 percent increase was driven by growth in all three regions including growth in Europe and a double-digit increase in Asia Pacific. Year-to-date sales were up in all of the major product categories. Year-to-date sales are higher in all three regions and overall business tempo remains solid heading into the fourth quarter of the year.

Third quarter sales for the Lubrication Equipment Division were $13.6 million, up 3 percent from last year. Revenue gains continued in all three regions despite difficult comparisons to last year's record third quarter results. Lubrication products such as pumps, meters and reels all showed increases over the prior year.

Third quarter sales in the Americas increased 17 percent to $117.6 million, with continued growth in all three segments. Acquired businesses contributed 11 percentage points of the increase. In Europe, net sales of $36.4 million were 23 percent higher than the third quarter of 2004. Acquired businesses contributed 10

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percentage points of the increase; the remaining increase in Europe was primarily driven by growth in the Contractor Equipment and Industrial/Automotive segments. In Asia Pacific, net sales of $22.9 million were 21 percent higher than the third quarter of 2004. Acquired businesses contributed 11 percentage points of the increase; the remaining increase was primarily driven by robust Industrial/Automotive Equipment business.

Graco's gross profit margin, expressed as a percentage of sales, was 53.5 percent for the third quarter, up 190 basis points from the second quarter but below last year's gross profit margin of 55.1 percent. When compared to last year's third quarter, the lower gross profit margin rate can be attributed to the acquisitions. Before the effects of acquisitions, third quarter gross profit rate was higher than last year.

Graco's operating profit margin, expressed as a percentage of sales, was 26.5 percent for the third quarter, versus 29 percent last year. Operating expenses, when expressed as a percentage of net sales, increased by 90 basis points from last year's third quarter. The increase in operating expenses as a percentage of sales and the overall decline in operating profit margin from last year can be attributed to the acquisitions. Before the effects of acquisitions, third quarter operating profit margin was higher than last year's.

When compared to 2004 results, the U.S. dollar versus foreign currencies helped to increase year-to-date net earnings and net sales. Translated at consistent exchange rates, year-to-date net earnings and net sales increased by 12 percent and 22 percent, respectively. The impact of currency translation rates on the third quarter was negligible.

"Graco continues to experience strong growth from our core businesses this year with increases in sales, net earnings and earnings per share," said President and Chief Executive Officer David A. Roberts. "Sales in all three regions and all three divisions continued to grow even before the favorable impacts of currency translations and acquisitions. After a softer than anticipated July, our incoming order rates bounced back in August and September leading to an increase in backlog at the end of the period. Our backlog stands at $39 million at the end of the third quarter, up $4 million from the second quarter and $21 million from the end of last year. Our Industrial/Automotive Equipment division continues to experience growth across all regions before the favorable impact of acquisitions. In the Contractor segment, growth has been driven by a combination of new product introductions, favorable housing conditions in North America and higher sales in Europe. Our sales in the Lubrication Equipment segment have enjoyed solid gains this year. The two recent acquisitions are contributing to our sales and cash flow and we are working diligently to execute our plans for improvements in the profitability of these businesses. As we move forward with our integration efforts to align the acquired companies with Graco's global platform, we are encouraged by the amount of improvements that can be made and the level of commitment we are receiving from employees, customers and distributors. We continue to be optimistic about the remainder of 2005 and our prospects for next year."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements.

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The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Exhibit 99 to the Company's Annual Report on Form 10-K for fiscal year 2004 for a more comprehensive discussion of these and other risk factors.

Investors should realize that factors other than those identified above and in Exhibit 99 might prove important to the Company's future results. It is not possible for management to identify each and every factor that may have an impact on the Company's operations in the future as new factors can develop from time to time.

Conference Call

A conference call for analysts and institutional investors will be held Monday, October 24, 2005, at 10:30 a.m. ET to discuss Graco's third quarter results. Graco management will host the call.

A real-time, listen-only webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:00 p.m. ET on October 24, 2005, by dialing 800.405.2236, passcode 11041641, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through October 27, 2005.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

(In thousands, except per share amounts)	Third Quarter (13 weeks) Ended		Nine Months (39 weeks) Ended	
	Sept. 30, 2005	Sept. 24, 2004	Sept. 30, 2005	Sept. 24, 2004
Net Sales	$176,934	$149,066	$546,099	$444,213
Cost of products sold	82,212	66,946	263,219	203,547
Gross Profit	94,722	82,120	282,880	240,666
Product development	7,031	5,231	19,890	15,798
Selling, marketing and distribution	27,581	24,449	82,260	73,976
General and administrative	13,148	9,195	38,257	29,208
Operating Earnings	46,962	43,245	142,473	121,684
Interest expense	343	115	1,190	384
Other expense, net	121	113	508	277
Earnings before Income Taxes	46,498	43,017	140,775	121,023
Income taxes	15,600	14,200	47,200	39,900
Net Earnings	$ 30,898	$ 28,817	$ 93,575	$ 81,123
Net Earnings per Common Share				
Basic	$0.45	$0.42	$1.36	$1.17
Diluted	$0.44	$0.41	$1.34	$1.15
Weighted Average Number of Shares				
Basic	68,612	69,176	68,881	69,167
Diluted	69,707	70,243	70,006	70,256

All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Segment Information

(In thousands)	Third Quarter (13 weeks) Ended		Nine Months (39 weeks) Ended	
	Sept. 30, 2005	Sept. 24, 2004	Sept. 30, 2005	Sept. 24, 2004
Net Sales				
Industrial / Automotive	$ 88,052	$ 67,305	$269,696	$197,027
Contractor	75,318	68,620	232,665	209,205
Lubrication	13,564	13,141	43,738	37,981
Consolidated	$176,934	$149,066	$546,099	$444,213
Operating Earnings				
Industrial / Automotive	$ 23,618	$ 22,411	$ 70,282	$ 62,886
Contractor	19,370	18,578	60,210	53,874
Lubrication	3,278	3,446	11,524	9,096
Unallocated Corporate	696	(1,190)	457	(4,172)
Consolidated	$ 46,962	$ 43,245	$142,473	$121,684

Segment operating earnings for 2004 have been restated to conform to 2005, which includes amortization of intangibles formerly classified as unallocated corporate.

All figures are subject to audit and adjustment at the end of the fiscal year.

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GRACO INC. AND SUBSIDIARIES
Consolidated Balance Sheets

(In thousands)	Sept. 30, 2005	Dec. 31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	$ 14,278	$ 60,554
Accounts receivable, less allowances of		
$5,900 and $5,600	119,856	109,080
Inventories	58,705	40,219
Deferred income taxes	15,247	15,631
Other current assets	1,113	1,742
Total current assets	209,199	227,226
Property, Plant and Equipment, net	103,309	94,510
Prepaid Pension	29,101	27,556
Goodwill	49,129	9,199
Other Intangible Assets, net	37,098	8,959
Other Assets	4,330	4,264
Total Assets	$432,166	$371,714
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks	$ 16,170	$ 6,021
Trade accounts payable	22,531	18,599
Salaries, wages and commissions	20,111	19,804
Dividends payable	8,914	8,990
Other current liabilities	48,410	43,359
Total current liabilities	$116,136	$ 96,773
Retirement Benefits and Deferred Compensation	32,888	33,092
Deferred Income Taxes	11,050	11,012
Shareholders' Equity		
Common stock	68,510	68,979
Additional paid-in capital	109,720	100,180
Retained earnings	96,693	62,773
Accumulated comprehensive income (loss) and other	(2,831)	(1,095)
Total shareholders' equity	272,092	230,837
Total Liabilities and Shareholders' Equity	$432,166	$371,714

All figures are subject to audit and adjustment at the end of the fiscal year.

GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

(In thousands)	Thirty-Nine Weeks Ended	
	Sept. 30, 2005	Sept. 24, 2004
Cash Flows from Operating Activities		
Net Earnings	$93,575	$ 81,123
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation and amortization	17,603	13,333
Deferred income taxes	(95)	(985)
Tax benefit related to stock options exercised	1,900	5,500
Change in:		
Accounts receivable	(3,762)	(3,740)
Inventories	1,783	(10,112)
Trade accounts payable	(1,385)	2,353
Salaries, wages and commissions	(1,187)	800
Retirement benefits and deferred compensation	(788)	(777)
Other accrued liabilities	1,898	7,015
Other	660	(152)
Net cash from operating activities	110,202	94,358
Cash Flows from Investing Activities		
Property, plant and equipment additions	(12,027)	(9,184)
Proceeds from sale of property, plant and equipment	136	126
Capitalized software and other intangible asset additions	(785)	(856)
Acquisition of businesses, net of cash acquired	(102,797)	—
Net cash used in investing activities	(115,473)	(9,914)
Cash Flows from Financing Activities		
Borrowings on notes payable and lines of credit	75,346	20,943
Payments on notes payable and lines of credit	(64,989)	(19,186)
Common stock issued	9,573	14,075
Common stock retired	(35,238)	(32,773)
Cash dividends paid	(26,894)	(123,460)
Net cash used in financing activities	(42,202)	(140,401)
Effect of exchange rate changes on cash	1,197	112
Net increase (decrease) in cash and cash equivalents	(46,276)	(55,845)
Cash and cash equivalents		
Beginning of year	60,554	112,118
End of period	$ 14,278	$ 56,273

All figures are subject to audit and adjustment at the end of the fiscal year.

# # #



October 24, 2005

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
       File No. 001-9249

Gentlemen:

       Enclosed is a Form 8-K for Graco Inc. furnished in connection with its
Earnings Release of October 24, 2005.

                                        Very truly yours,

                                        Karen Park Gallivan
                                        Vice President, General Counsel
                                        and Secretary

KPG:nas

Enclosures